FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15b - 16 of
                       The Securities Exchange Act of 1934

               For the date of       December 18, 2002
                                ---------------------------

                      Commission file number   0001007023
                                              ------------

                         Trans-Orient Petroleum Ltd.

                 (Translation of registrant's name into English)

      887 HELMCKEN STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6Z 1B1

                    (Address of Principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F     X     Form 40-F
                                        -----               -----

   Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation ST Rule 101(b)(1):        .
                                              -------
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

   Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation ST Rule 101(b)(7):        .
                                              -------
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled, or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

   Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                         No    X
                      -----               -----

   If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):        .
                                              -------

                                        SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Trans-Orient Petroleum Ltd.
                                        ---------------------------
                                        (Registrant)

Date:   18th December 2002              /s/ Garth Johnson
                                        ------------------------
                                        (Signature)

                                        Garth Johnson
                                        ------------------------
                                        (Name)

                                        President/Director
                                        ------------------------
                                        (Title)

Dear Stockholder,

Although the 2002 fiscal year was relatively quiet in terms of new business ventures, Trans-Orient is taking further steps to reduce administration costs, optimize its investments and refine its capital structure.

To this end, Trans-Orient consolidated its common shares on a 1 for 3 basis. While the Company has no immediate need to raise significant capital, this consolidation has improved the structure of its share capital. This, combined with a clean balance sheet, will increase the Company's ability to attract future capital as new business opportunities arise.

Since the sale of the Company's oil and gas exploration portfolio to Indo-Pacific Energy Ltd., further efforts are being made to reduce corporate overhead. This includes unwinding or disposing of the international subsidiaries that were created when the Company had direct exploration participation.

As a result of the sale, Trans-Orient became a principal stockholder in Indo-Pacific and has been making efforts to maximize this investment. Trans-Orient reached an agreement whereby the Company agreed to terminate the overriding wellhead royalties in return for a reduced exercise price and a one-year extension on warrants held in Indo-Pacific. This gives Trans-Orient the flexibility to increase its ownership in Indo-Pacific should conditions justify.

In addition, we participated in a private placement offering in Indo-Pacific. This brings Trans-Orient's ownership in Indo-Pacific to approximately 12% and 17% on a fully diluted basis. Indo-Pacific is an active explorer/producer in the onshore Taranaki Basin of New Zealand with holdings in Papua New Guinea and the Timor Sea. The indirect investment in exploration provides us with exposure to high impact exploration in an under-explored oil and gas region.

In summary, Trans-Orient is making best efforts to risk-manage its investments and be in an optimal position to seize and finance new opportunities. I wish to thank stockholders for their continued support.

Sincerely,
Garth Johnson CGA,
President/Director

                          TRANS-ORIENT PETROLEUM LTD.

                       CONSOLIDATED FINANCIAL STATEMENTS
                     (Expressed in United States Dollars)

                            JULY 31, 2002 AND 2001

                              AUDITORS' REPORT

To the Shareholders of Trans-Orient Petroleum Ltd.

We have audited the consolidated balance sheets of Trans-Orient Petroleum Ltd. as at July 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended July 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended July 31, 2002 in accordance with Canadian generally accepted accounting principles.

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA  U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in Note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated November 15, 2002 is expressed in accordance with Canadian reporting standards, which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.


                                      "Sadovnick Telford & Skov"

                                       CHARTERED ACCOUNTANTS


    Vancouver, British Columbia
    Canada
    November 15, 2002

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)
-------------------------------------------------------------------------------

As at July 31,                                          2002             2001

Assets
======
Current

Cash and short-term deposits                            $    293,124     $    126,900
Accounts receivable                                            2,555            2,869
Due from related company                                      10,685            6,705
Due from associated companies                                  3,543            9,365
Prepaid expenses                                              28,807           40,573
                                                        -------------     -----------
                                                             338,714          186,412

Investment in associated companies                           754,791        1,086,058
Property and equipment                                       127,483          139,870
Oil and gas interests                                              1                2
                                                        ------------     ------------
Total Assets                                            $  1,220,989     $  1,412,342
                                                        ============     ============


Liabilities
===========
Current

Accounts payable and accrued liabilities                $     55,122    $     53,345
Due to associated company                                     14,326           9,892
                                                        ------------     -----------
Total Liabilities                                             69,448          63,237
                                                        ============     ===========

Shareholders' Equity
====================

Common stock without par value;
Unlimited number of shares authorized;
Issued and outstanding at July 31, 2002:
  2,416,823 shares (July 31, 2001: 1,416,823 shares)      13,145,075      12,945,075
Deficit                                                  (11,993,534)    (11,595,970)
                                                        ------------     -----------

Total Shareholders' Equity                                 1,151,541       1,349,105
                                                        ------------     -----------

Total Liabilities and Shareholders' Equity              $  1,220,989    $  1,412,342
                                                        ============     ===========

Approved by the Directors:

"Garth Johnson"                    "Michael Hart"
---------------                    --------------
Director                           Director

        See accompanying notes to the consolidated financial statements

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)
-------------------------------------------------------------------------------


For the Years Ended July 31,                            2002               2001               2000
                                                        ---------------    ---------------    ---------------

Expenses

General and administrative (Schedule)                   $       224,676    $       297,237    $       534,029
                                                        ---------------    ---------------    ---------------
Loss before other items                                        (224,676)          (297,237)          (534,029)

Other Items

Interest income                                                   3,589             29,536             41,636
Write-down of investment in associated companies               (264,192)        (4,010,411)          (261,514)
Write-off of loan receivable from associated company                  -           (517,115)                 -
Write-off of oil and gas interest                                    (1)
Gain on sale of investment in associated company                  9,833                  -                  -
Equity in loss of associated company                                  -           (470,251)          (949,748)
Recovery of loan receivable previously written-off               86,967                  -                  -
                                                        ---------------    ---------------    ---------------
Loss from continuing operations                                (388,480)        (5,265,478)        (1,703,655)

Discontinued operations:
  Write-off of oil and gas interests                                  -                  -           (394,385)
  Gain on sale of oil and gas interests                               -                  -            573,159
                                                        ---------------    ---------------    ---------------
Loss before income taxes                                       (388,480)        (5,265,478)        (1,524,881)

Provision for income taxes                                       (9,084)                 -                  -
                                                        ---------------    ---------------    ---------------
Net loss for the year                                          (397,564)        (5,265,478)        (1,524,881)

Deficit - Beginning of year                                 (11,595,970)        (6,330,492)        (4,805,611)

Deficit - End of year                                   $   (11,993,534)   $   (11,595,970)   $    (6,330,492)
                                                        ===============    ===============    ===============

Loss per share  -basic                                          $ (0.26)           $ (3.78)           $ (1.32)
                -diluted                                        $ (0.26)           $ (3.78)           $ (1.32)
                                                        ===============    ===============    ===============

        See accompanying notes to the consolidated financial statements

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
-------------------------------------------------------------------------------

For the Years Ended July 31,                                 2002                2001               2000
                                                       --------------       --------------    ---------------
Operating Activities
Net loss for the year                                   $    (397,564)      $   (5,265,478)   $    (1,524,881)
Adjustments to reconcile net loss to
  cash applied to operating activities:
  Amortization                                                 12,387               14,597             15,083
  Forgiveness of debt                                               -                    -              7,001
  Write-off of loan receivable from associated company              -              517,115                  -
  Write-off of oil and gas interest                                 1
  Write-down of investment in associated company              264,192            4,010,411            261,514
  Gain on sale of investment in associated company             (9,833)                   -                  -
  Equity in loss of associated company                              -              470,251            949,748
  Recovery of loan receivable previously written-off          (86,967)                   -                  -
Changes in non-cash working capital:
  Accounts receivable                                             314               11,112             (8,560)
  Due from related company                                     (3,980)              (4,825)            (1,880)
  Due from associated companies                                 5,822                5,824            (15,189)
  Prepaid expenses                                             11,766                3,616             (2,357)
  Accounts payable and accrued liabilities                      1,777              (10,895)           (42,668)
  Loan receivable from associated company                      86,967             (517,115)                 -
  Due to associated company                                     4,434               (7,787)           (47,641)
                                                       --------------       --------------    ---------------
Net cash used for operating activities of continuing
  operations                                                 (110,684)            (773,174)          (409,830)
                                                       --------------       --------------    ---------------
Discontinued operations:
  Write-off of oil and gas interests                                -                    -            394,385
  Gain on sale of oil and gas interests                             -                    -           (573,159)
                                                       --------------       --------------    ---------------
Net cash used for operating activities                       (110,684)            (773,174)          (588,604)
                                                       --------------       --------------    ---------------

Financing Activities
Common stock issued for cash                                  200,000              492,000          3,736,000
                                                       --------------       --------------    ---------------
Net cash provided by financing activities                     200,000              492,000          3,736,000
                                                       --------------       --------------    ---------------

Investing Activities
Proceeds from sale of investment in associated
  company                                                      76,908
Purchase of investment in associated companies                      -                    -         (3,437,495)
Purchase of property and equipment, net                             -                 (574)          (114,474)
Discontinued operations:
Acquisition and exploration of oil and gas interests                -                    -         (1,064,118)
Proceeds from sale of oil and gas interests                         -                    -          1,042,928
                                                       --------------       --------------    ---------------
Net cash provided by (used for) investing activities           76,908                 (574)        (3,573,159)
                                                       --------------       --------------    ---------------
Net increase (decrease) in cash during the year               166,224             (281,748)          (425,763)

Cash and short-term deposits  Beginning of year               126,900              408,648            834,411

                                                       --------------       --------------    ---------------
Cash and short-term deposits - End of year             $      293,124       $      126,900    $       408,648
                                                       ==============       ==============    ===============

        See accompanying notes to the consolidated financial statements

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Consolidated Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
-------------------------------------------------------------------------------

For the Years Ended July 31,                               2002                2001              2000
                                                        -----------       --------------    --------------

General and Administrative Expenses

Accounting and audit                                    $    15,484       $       22,470    $       21,820
Bad debts                                                         -                    -             7,001
Consulting fees                                              27,445               35,406            41,644
Corporate relations and development                          19,164               43,633            89,699
Corporation capital tax                                       3,914                    -             7,998
Amortization                                                 12,387               14,597            15,083
Filing and transfer agency fees                               9,288                8,496             8,356
Foreign exchange loss                                         4,394                4,322            46,148
Investor relations                                            8,120                    -                 -
Interest                                                          -                    -            18,051
Legal                                                        10,999                9,394            92,062
Office and miscellaneous                                     26,222               32,595            36,319
Printing                                                     11,640               35,917            53,387
Rent                                                         18,176               18,352            17,486
Telephone                                                    10,252                8,783             4,217
Travel, promotion and accommodation                          10,076               15,780             6,593
Wages and benefits                                           37,115               47,492            68,165
                                                        -----------       --------------    --------------
                                                         $  224,676           $  297,237        $  534,029
                                                        ===========       ==============    ==============

        See accompanying notes to the consolidated financial statements

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
For the Years Ended July 31, 2002 and 2001
-------------------------------------------------------------------------------

NOTE 1 - NATURE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the "Company") was incorporated under the Company Act (British Columbia) on July 25, 1986 and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). The Company is actively engaged in identifying, financing, and providing business development services for early-stage resource and technology businesses ("Associated Companies"). The Company's operating strategy is to acquire a significant equity interest in Associated Companies and to provide financial, managerial, and technical support to accelerate the achievement of the Associated Companies' business goals and objectives. At July 31, 2002, the Company held interests in four Associated Companies.

The Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such condition would have a material adverse effect on the Company's business, results of operations and financial condition.

Refer to Note 3

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)  Accounting Principles and Use of Estimates

    These financial statements are prepared in conformity with Canadian generally accepted accounting principles which requires the Company's management to make informed judgements and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Actual results could differ from these estimates.

    Material differences between Canadian and United States generally accepted accounting principles which affect the Company are referred to in Note 11.

b)  Basis of Consolidation

    These consolidated financial statements include the accounts of Trans-Orient Petroleum Ltd. and its wholly-owned subsidiaries, DLJ Management Corp. and Reservoir Rock Holdings Limited and its wholly-owned subsidiary, Trans-Orient Petroleum (NZ) Limited. All significant intercompany balances and transactions have been eliminated.

c)  Principles of Accounting for Investment in Associated Companies

    The Company's investments in Associated Companies are accounted for using either the equity method or the cost method of accounting. The equity method is used when the Company exercises significant influence over an associated company. The cost method of accounting is applied to Associated Companies over which the Company does not exercise significant influence.

d)  Translation of Foreign Currencies

    The Company's foreign operations through its subsidiaries are of an integrated nature and accordingly, the temporal method of foreign currency translation is used for conversion into United States dollars. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e)  Financial Instruments

    Cash and short-term deposits, accounts receivable, due from related company, due from associated companies, accounts payable and accrued liabilities and due to associated company are carried at cost which approximates fair value due to the short-term nature of these instruments. Investment in associated companies are accounted for using either the equity method or cost method of accounting.

f)  Property and Equipment

    Property and equipment are recorded at cost and amortized over their useful lives as follows:

    Apartment                          4% Declining Balance Method
    Furniture and Office Equipment    20% Declining Balance Method
    Leasehold Improvements              5 year Straight Line Method

g)  Basic and diluted net loss per common share

    Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti-dilutive.

h)  Cash and short-term deposits

    Cash and cash equivalents presented in the consolidated financial statements, include short-term investments with maturities of three months or less of purchase.

NOTE 3 - INVESTMENT IN ASSOCIATED COMPANIES

a) At July 31, 2002, the Company's ownership interests in Associated Companies accounted for under the equity method or cost method of accounting are as follows:

                                                          Write-down of
                                            Disposals     Investment in      July 31,          Percentage    Number of
                          July 31, 2001     During        Associated         2002              Of            Common
                          Carrying Value    the Year      Companies          Carrying Value    Ownership     Stock Held

Equity Method:
AMG Oil Ltd.              $          1      $       -     $        -         $       1         42.71%        8,200,000

Cost Method:
Verida Internet Corp.                1              -              -                 1          8.68%          844,642
Indo-Pacific Energy Ltd.     1,046,056        (67,075)      (264,192)          714,789         11.97%          776,945
Gondwana Energy, Ltd.           40,000              -              -            40,000         19.05%        2,400,000
                             ---------      ----------     ----------        ---------
                             1,086,057        (67,075)      (264,192)          754,790

                             ---------      ----------     ----------        ---------
                          $  1,086,058      $ (67,075)    $ (264,192)        $ 754,791
                             =========      ==========     ==========        =========


    At July 31, 2002, the estimated market values of the above shares are consistent with their carrying value. During the year ended July 31, 2002, the Company sold 59,900 shares of Indo-Pacific Energy Ltd. with a carrying value of $67,075 for cash proceeds of $76,908, resulting in a gain of $9,833.

    At July 31, 2002, the Company held the following stock options and share purchase warrants to purchase shares of common stock:

                               Number       Price        Expiry
                               of Shares    per Share    Date
AMG Oil Ltd.                   5,000,000    $1.00        April 10, 2005
Indo-Pacific Energy Ltd.         836,845    $1.25/       December 31, 2002/
                                            $1.40        December 31, 2003

    During the year ended July 31, 2002, the Company's warrants to purchase shares in Indo-Pacific were amended to the above as per an agreement reached between the Company and Indo-Pacific. Under the agreement, the Company agreed to terminate all its royalty rights over exploration permits sold to Indo-Pacific in the 2000 fiscal year. In return Indo-Pacific agreed to amend the terms of the warrants received by the Company, by extending them to December 31, 2003 and reducing the exercise price to $1.25 per share up to December 31, 2002 and $1.40 thereafter until expiry on December 31, 2003.

    The series "B" warrants come into effect in the event of a commercial discovery on any of the permits sold to Indo-Pacific. Upon a discovery being made, Indo-Pacific will issue the Company additional warrants to acquire shares at a reduced price of $2.50 per share equal to the number of shares of Series "A" warrants exercised. These warrants will expire on December 31, 2003 in conjunction with the Series "A" warrants.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

                                         2002              2001

Apartment                          $  100,945        $  100,945
Furniture and office equipment        102,617           102,617
Leasehold improvements                  2,337             2,337
                                     --------        ----------
                                      205,899           205,899

Accumulated amortization              (78,416)          (66,029)
                                     --------        ----------

                                   $  127,483        $  139,870
                                     ========        ==========

NOTE 5 - RELATED PARTY TRANSACTIONS

Certain transactions of the Company involve publicly traded companies having directors, officers and/or principal shareholders in common with the Company. These companies are AMG Oil Ltd. ("AMG"), Verida Internet Corp. ("Verida"), Indo-Pacific Energy Ltd. ("Indo-Pacific"), Gondwana Energy, Ltd. ("Gondwana") and TAG Oil Ltd. ("TAG") (formerly "Durum Cons. Energy Corp.")

a)  Investment in Associated Companies

    Investment in Associated Companies consists entirely of common shares of AMG, Verida, Indo-Pacific and Gondwana.

    Refer to Note 3

b)  Due from/to Related and Associated Parties

    At July 31, 2002, the Company was owed $10,685 (July 31, 2001 - $6,705) by
    TAG, $3,543 (July 31, 2001 - $3,308) by AMG and $Nil (July 31, 2001 -
    $6,057) by Indo-Pacific. At July 31, 2002, the Company owed $14,326
    (July 31, 2001 - $9,892) to Indo-Pacific. These amounts are non-interest bearing and have no fixed terms for repayment.

c)  Loan Receivable from Associated Company

    Subsequent to the write-off of the loan as reported in the July 31, 2001 fiscal year, the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170 for a period of twenty four months. The total that will be received per the agreement will be CAD$363,982, including principal and interest. For the fiscal period ending July 31, 2002 the Company has received CAD$136,538 (US$86,967).

d)  Other

    During the 2002 fiscal year, the Company paid $6,115 (July 31, 2001: $5,775) in rent to a private company wholly-owned by the former President of the Company.

    During the 2002 fiscal year, the Company entered into a rental agreement with a related company, TAG Oil Ltd., for the Company's use of office space owned by TAG. The agreement is on a month-to-month basis at a rate of CAD$1,000 per month. The Company has paid CAD$6,000 for the year ended
    July 31, 2002.

    During the 2002 fiscal year, the Company incurred approximately $8,771 (July 31, 2001: $4,480) for legal services to a law firm in which a director of the Company is a partner and $Nil (July 31, 2001: $3,438) for website and corporate development to Verida.

    During the 2002 fiscal year, the Company incurred $14,029 (July 31, 2001:
    $3,691) for wages and benefits to a director of the Company.

    During the 2002 fiscal year, the Company entered into a six-month executive employment contract with Mr. Frank Jacobs effective March 1, 2002. The executive contract consisted of Mr. Frank Jacobs replacing the Company's current President, CEO and Director effective March 1, 2002. In addition to the above, Mr. Jacobs received remuneration of approximately CAD$15,000 per month along with certain accommodation and travel allowances totaling approximately CAD$17,000 for the term of the contract. Under this contract the Company incurred costs of approximately CAD$26,246. On April 29, 2002 the Company entered into an agreement with Mr. Jacobs, assigning his employment obligations under the executive contract to TAG, resulting in the Company being reimbursed by TAG for all expenses.

NOTE 6 - SHARE CAPITAL

a)  Authorized and Issued Share Capital

    The authorized share capital of the Company consists of an unlimited number of common stock without par value.
                                                Number
    Issued and fully paid:                    of Shares            Amount

    Balance at July 31, 2000                  1,314,046        $ 12,453,075
    Shares issued during the year for cash:
    Issued for private placements               102,777             492,000
                                              ---------         -----------
    Balance at July 31, 2001                  1,416,823          12,945,075

    Shares issued during the year for cash:
         Issued for private placements        1,000,000             200,000
                                              ---------         -----------
    Balance at July 31, 2002                  2,416,823        $ 13,145,075
                                              =========         ===========

    Pursuant to private placement agreements during the 2002 fiscal year, the Company completed a financing consisting of 1,000,000 units in its capital stock at US$0.20 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at US$0.25 in year one and US$0.30 in year two.

    The Company, as approved by shareholders on January 18, 2002 at the Company's annual meeting, has consolidated the Company's common shares on the basis of one new share without par value for every three existing common shares without par value. The effect of the share consolidation has been applied on a retroactive basis.

b)  Incentive Stock Options and Share Purchase Warrants

    During the 2002 fiscal year, no stock options were granted or amended except for the consolidation of the Company's outstanding options on a one for three basis as a result of the consolidation of the Company's common stock. The effects of the consolidation have been applied on a retroactive basis.

    At July 31, 2002, the following stock options are outstanding:

        Number              Price            Expiry
        of Shares           per Share        Date

        55,556              $54.00           March 31, 2003
         5,000              $31.50           March 31, 2003
        27,777              $31.50           March 31, 2005
        ------
        88,333
        ======

    At July 31, 2002, the following share purchase warrants to purchase common shares are outstanding:

        Number              Price            Expiry
        of Shares           per Share        Date

        27,777               $9.00           September 12, 2002
        13,889               $9.00           October 12, 2002
        16,667               $9.00           November 15, 2002
        44,444               $3.60           December 15, 2002
     1,000,000               $0.25/          June 12, 2003/
                             $0.30           June 12, 2004
     ---------
     1,102,777
     =========

    During the 2002 fiscal year, warrants to acquire 223,750 shares expired as they were not exercised.

    The Company consolidated its shares of common stock on a basis of one new share for every three old shares. The effects of the one for three consolidation on the Company's outstanding stock options and share purchase warrants have been applied on a retroactive basis.

    Refer to Note 10

NOTE 7 - LOSS PER SHARE

The loss per share is calculated using the weighted-average number of common shares outstanding during the fiscal year. For this purpose, stock consolidations are reflected on a retroactive basis to the preceding years.
The weighted-average number of common shares outstanding used to calculate loss per share are as follows:

        2002 fiscal year    1,553,809
        2001 fiscal year    1,389,700
        2000 fiscal year    1,152,983

NOTE 8 - INCOME TAXES

At July 31, 2002, the Company has approximately $2.48 million (July 31, 2001 - $2.53 million) of resource and other unused tax pools to offset future taxable income derived in Canada. Additionally at July 31, 2002, the Company has non-capital losses of approximately $1.59 million (July 31, 2001 - $1.57 million) available for future deductions from taxable income derived in Canada, which expire as follows:

       2004    $   164,602
       2005        187,703
       2006        298,218
       2007        290,074
       2008        617,241
       2009         35,661
               -----------
               $ 1,593,499
               ===========

Significant components of the Company's deferred tax assets are comprised of the following at July 31, 2002 calculated at 41.72%.

       Net capital loss carry-forward         $   181,950
       Net operating loss carry-forwards          664,808
       Resources and other unused tax pools     1,034,658
                                              -----------
                                                1,881,416

       Valuation allowance                     (1,881,416)
                                              -----------
                                              $         -
                                              ===========


A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company's deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's current history of net losses and the expected near-term future losses. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

For the year ended July 31, 2002, one of the Company's New Zealand subsidiaries recorded a provision for income taxes of $9,084, based on its taxable income, and after utilizing all non-capital loss carry-forwards available. At July 31, 2002, the Company has approximately $0.87 million of capital losses available for deductions from future capital gains.

NOTE 9 - COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to the presentation of the 2002 fiscal year.

NOTE 10 - SUBSEQUENT EVENTS

a)  Share Purchase Warrants

    58,333 share purchase warrants expired as they were not exercised.

b)  Investment in Associated Company

    The Company acquired, by way of private placement, 175,000 units of Indo-Pacific at $0.80 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two.

c)  Loan Receivable from Associated Company

    The Company, in addition to the payments received and referred to in Note 5 above, has received an additional CAD$45,497 to the date of this report. There is considerable doubt whether the Company will receive any further payments relating to the loan repayment schedule.

NOTE 11 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP") except for the following differences:

CONSOLIDATED BALANCE SHEETS

a)  Assets

  i)  Investment in Associated Companies

    Under Canadian GAAP, the Company's investments in Associated Companies accounted for under the cost method of accounting are valued at the lower of cost or market value. Under U.S. GAAP, such investments are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

                                                 July 31,         July 31,
                                                  2002             2001
                                                -----------    -----------

      Investments under Canadian GAAP           $  754,791     $ 1,086,058

      Adjustment required under U.S. GAAP         (451,896)       (123,123)
      Cumulative historical adjustments to date    451,896         575,019
                                                -----------    -----------
      Investments under U.S. GAAP               $  754,791     $ 1,537,954
                                                ===========    ===========


    Total assets under U.S. GAAP as at July 31, 2002 and 2001 are $1,225,068 and $1,864,238, respectively.

b)  Stockholders Equity

  i)  Common Stock

    Under U.S. GAAP, compensation cost must be considered for all stock options granted requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation. Under Canadian GAAP, no such cost is recognized. The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") to account for all stock options granted. Further, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation ("SFAS 123") requires additional disclosure to reflect the results of the Company as if it had elected to follow SFAS 123. SFAS 123 requires a fair value based method of accounting for stock options using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options and require the input of and are highly sensitive to subjective assumptions including the expected stock price volatility. Stock options granted by the Company have characteristics significantly different from those of traded options. In the opinion of management, the existing model does not provide a reliable single measure of the fair value of stock options granted by the Company. Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price.

                                                     July 31,         July 31,
                                                      2002              2001
                                                    -----------    ------------
    Common stock under Canadian GAAP               $ 13,145,075    $ 12,945,075

    Accrued compensation from stock options
      granted or amended during the year                      -               -
    Compensation recovery from cancellation/expiry
      of previously issued stock options                      -         (12,296)
    Cumulative historical adjustments to date           833,611         845,907
                                                    -----------    ------------
    Common stock under U.S. GAAP                   $ 13,978,686    $ 13,778,686
                                                    ===========    ============

    In accordance with SFAS 123, the following is a summary of the changes in the Company's stock options for the 2002, 2001 and 2000 fiscal years:

                                                  2002                        2001                      2000
                                         ----------------------      ----------------------     ----------------------
                                                       Weighted                    Weighted                   Weighted
                                                        Average                     Average                    Average
                                         Number        Exercise      Number        Exercise     Number        Exercise
                                         of Shares        Price      of Shares        Price     of Shares        Price
                                         ----------------------      ----------------------     ----------------------
    Balance at beginning of year          88,333        $ 45.63       89,027        $ 45.72      90,694        $ 45.36
    Granted                                    -              -            -              -           -              -
    Exercised                                  -              -            -              -           -              -
    Expired                                    -              -         (694)         58.26           -              -
    Cancelled                                  -              -            -              -      (1,667)         31.68
                                         -------        -------      -------        -------     -------       --------
    Outstanding and exercisable
      at end of year                      88,333        $ 45.63       88,333        $ 45.63      89,027        $ 45.72
                                         =======        =======      =======        =======     =======       ========

    Weighted-average fair
      value of options granted
      during the year                                   $  0.00                     $  0.00                    $  0.00
                                                        =======                     =======                    =======

    No stock options were granted during the 2002, 2001 or 2000 fiscal years.

    The following is a summary of the Company's net loss and basic and diluted loss per share as reported and pro forma as if the fair value based method of accounting defined in SFAS 123 had been applied for the 2002, 2001 and 2000 fiscal years:

                                               2002                               2001                           2000
                                    --------------------------        ----------------------------    ----------------------------
                                    As                     Pro        As                       Pro    As                       Pro
                                    Reported             Forma        Reported               Forma    Reported               Forma
                                    --------------------------        ----------------------------    ----------------------------

    Net loss for the year           $ (397,564)    $ (397,564)        $ (5,253,182)  $ (5,232,983)    $ (1,487,381)  $ (1,466,081)
                                    ==========================        ============================    ============================

    Basic and diluted
      Loss per share                   $ (0.26)       $ (0.26)             $ (3.78)       $ (3.78)         $ (1.29)       $ (1.26)
                                    ==========================        ============================    ============================


  ii)  Accumulated Deficit

    The effects of Note 11(b)(i) on accumulated deficit are as follows:

                                                   July 31,        July 31,
                                                     2002            2001
                                                --------------  --------------

    Deficit under Canadian GAAP                 $ (11,993,534)  $ (11,595,970)
    Net loss under U.S. GAAP                         (397,564)     (5,253,182)
    Deduct net loss under Canadian GAAP               397,564       5,265,478
    Cumulative historical adjustments to date        (833,611)       (845,907)
                                                --------------  --------------
    Accumulated deficit under U.S. GAAP         $ (12,827,145)  $ (12,429,581)
                                                ==============  ==============

  iii)  Accumulated Other Comprehensive Income

    The effects of Note 11(a) on accumulated other comprehensive income are as follows:

                                                   July 31,        July 31,
                                                     2002             2001
                                                --------------  --------------
    Accumulated other comprehensive income
      under Canadian GAAP                       $            -  $            -

    Unrealized gain (loss) on investment
      in associated companies                         (451,896)       (123,123)
    Cumulative historical adjustments to date          451,896         575,019
                                                --------------  --------------
    Accumulated other comprehensive income
      under U.S. GAAP                           $            -  $      451,896
                                                --------------  --------------

    As a result of these adjustments under U.S. GAAP, total stockholders equity as at July 31, 2002 and 2001 are $1,151,451 and $1,801,001, respectively.

c)  Net Loss and Comprehensive Income (Loss) for the Year

    The following are the effects of Notes 11(a) and (b) on net loss and comprehensive income (loss) for the 2002, 2001 and 2000 fiscal years:

                                                    2002                2001                  2000

    Net loss for the year under Canadian GAAP    $ (397,564)        $ (5,265,478)        $ (1,524,881)

    Compensation recovery from cancellation
      of previously issued stock options                  -               12,296               37,500

    Net loss for the year under U.S. GAAP        $ (397,564)        $ (5,253,182)        $ (1,487,381)

    Other comprehensive income (loss):
      Unrealized gain (loss) on investment
        in associated companies                    (451,896)            (123,123)          (2,749,106)
                                                 -----------        -------------        -------------

    Comprehensive income (loss) for
      the year under U.S. GAAP                   $ (849,460)        $ (5,376,305)        $ (4,236,487)
                                                 ===========        =============        =============


d)  Loss per Share

    Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

    The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the 2002, 2001 and 2000 fiscal years:

                                               2002            2001            2000
                                          -------------   -------------   -------------

    Numerator, net loss for the year
      under U.S. GAAP                     $  (397,564)    $ (5,253,182)   $ (1,487,381)
                                          -------------   -------------   -------------

    Denominator:
    Weighted-average number of shares
      under U.S. GAAP                       1,553,809        1,389,700       1,153,983
                                          -------------   -------------   -------------

    Basic and diluted loss per share
      under U.S. GAAP                        $  (0.26)        $  (3.78)       $  (1.29)
                                          -------------   -------------   -------------


    Stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as such inclusion would be antidilutive due to net losses incurred for the 2002, 2001 and 2000 fiscal years.

e)  General and Administrative Expenses

    The following are the effects of Note 11(b)(i) on expenses for the 2002, 2001 and 2000 fiscal years:

                                                  2002            2001            2000
                                             -------------   -------------   -------------

    General and administrative expenses
      under Canadian GAAP                    $     233,849   $     297,237   $     534,029
                                             -------------   -------------   -------------

    Compensation recovery from cancellation
      of previously issued stock options                 -         (12,296)        (37,500)
                                             -------------   -------------   -------------

    General and administrative expenses
      under U.S. GAAP                        $     233,849   $     284,941   $     496,529
                                             -------------   -------------   -------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

f)  Operating Activities

    The following are the effects of the adjustments required to reconcile from Canadian to U.S. GAAP for the 2002, 2001 and 2000 fiscal years:

                                                  2002            2001            2000
                                             ----------      -------------   -------------
    Net loss for the year under U.S. GAAP    $ (397,564)     $ (5,253,182)   $ (1,487,381)


    Compensation recovery from previously
      granted stock options                           -           (12,296)        (37,500)

    Other components of operating activities
      which are similar under Canadian and
      U.S. GAAP                                 286,879         4,492,304       1,115,051
                                             ----------      -------------   -------------
    Net cash used for operating activities     (110,685)     $   (773,174)   $   (409,830)
                                             ==========      =============   =============


                               BC FORM 51-901F

                              QUARTERLY REPORT


INCORPORATED AS PART OF SCHEDULES B & C


ISSUER DETAILS:

NAME OF ISSUER:              TRANS-ORIENT PETROLEUM LTD.

ISSUER ADDRESS:              887 HELMCKEN STREET
                             VANCOUVER, BRITISH COLUMBIA
                             V6Z 1B1

ISSUER TELEPHONE NUMBER:     (604) 682-6496

CONTACT PERSON:              GARTH JOHNSON

CONTACT'S POSITION:          PRESIDENT

CONTACT TELEPHONE NUMBER:    (604) 682-6496

CONTACT E-MAIL ADDRESS       ir@transorient.com

WEB SITE ADDRESS             www.transorient.com

FOR QUARTER ENDED:           JULY 31, 2002

DATE OF REPORT:              DECEMBER  18, 2002





                                   CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.


Garth Johnson         "Garth Johnson"             02/12/18
_____________________________________________________________________________
NAME OF DIRECTOR    SIGNATURE (TYPED)        DATE SIGNED (YY/MM/DD)

Bernhard Zinkhofer    "Bernhard Zinkhofer"        02/12/18
_____________________________________________________________________________
NAME OF DIRECTOR    SIGNATURE (TYPED)        DATE SIGNED (YY/MM/DD)

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Schedule B: Supplementary Information
(Expressed in United States Dollars)
-------------------------------------------------------------------------------

For the Year Ended July 31, 2002
-------------------------------------------------------------------------------

1.    For the period under review:

a)    Summary of common shares issued:    1,000,000
b)    Summary of stock options granted:   None
c)    Summary of warrants granted:        1,000,000
d)    Summary of warrants expired:        Warrants to acquire 223,750 shares
                                          at prices ranging from $8.28 to
                                          $36.00, expired as they were not
                                          exercised.

2.    As at the end of the of the period under review:

a)    Authorized capital:                 Unlimited number of common shares
                                          without par value

      Issued and outstanding:             2,416,823 common shares

The Company, as approved by shareholders on January 18, 2002 at the Company's last annual meeting, consolidated the Company's common shares on the basis of one new share without par value for every three existing common shares without par value. The effect of the share consolidation has been applied on a retroactive basis. The consolidation had an effective date of April 5, 2002.

b)    Summary of stock options outstanding:

                Number           Price          Expiry
                of Shares        Per Share      Date
                ---------        ---------      --------------

                   55,556        $ 54.00        March 31, 2003
                    5,000        $ 31.50        March 31, 2003
                   27,778        $ 31.50        March 31, 2005
                ---------
                   88,333
                =========

c)    Summary of warrants outstanding:

                Number           Price          Expiry
                of Shares        per Share      Date
                ---------        ---------      --------------

                   27,777        $  9.00        September 12,2002
                   13,889        $  9.00        October 12,2002
                   16,667        $  9.00        November 15, 2002
                   44,444        $  3.60        December 15, 2002
                1,000,000        $  0.25        June 12, 2003/
                                 $  0.30        June 12, 2004
                ---------
                1,102,777
                =========

d) Total shares in escrow:             2,822 common shares

e) List of directors and officers:     Bernhard Zinkhofer, Michael Hart and
                                       Garth Johnson

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Schedule C: Management Discussion
(Expressed in United States Dollars)
-------------------------------------------------------------------------------

For the Year Ended July 31, 2002
-------------------------------------------------------------------------------

Operations and financial

Trans-Orient Petroleum Ltd. (the "Company") has determined that it is in the Company's best interest to maintain its focus on international oil and gas exploration, while remaining open to evaluating new opportunities outside of the oil and gas industry. The Company plans to move forward and expand its exploration efforts four ways. First, by maximizing it's existing holdings in Indo-Pacific Energy Ltd. and AMG Oil Ltd., second, through direct investment into new exploration projects, third, through venture capital investments into existing exploration company's and fourth, through researching and evaluating new opportunities in new industries that may be available to the Company.

The Company intends to continue acquiring significant equity interests in associated companies and providing financial, managerial and technical support to aid in accelerating the achievement of the associated companies business goals and objectives. At July 31, 2002 the Company held interests in three active associated companies and one inactive associated company.

For the year ended July 31, 2002, the Company recorded a net loss of $397,564 or $0.26 per share, versus $5,265,478 or $3.78 per share for the year ended July 31, 2001.

General and administrative expenses decreased to $224,676 for the period ended July 31, 2002 compared to $297,237 for the comparable period last year. The majority of the Company's expenses decreased for the year ended July 31, 2002 when compared with the comparable period last year, with the exception of increases to corporate capital taxes, filing and transfer agency fees, foreign exchange, legal expense, investor relations and telephone of $3,914, $792, $161, $1,605, $8,120 and $1,469, respectively. Accounts such as accounting and audit, consulting, corporate relations and development, amortization, office and miscellaneous, printing, rent, travel, promotion and accommodation, and wages and benefits decreased by $6,986, $7,961, $24,469, $2,210, $6,373,
$24,277, $176, $5,704 and $10,377 respectively for the year ended July 31, 2002.

Losses before "other items" were equivalent to the general and administrative expenses for the year ended July 31, 2002 totaling $224,676 versus a loss of $297,237 for the comparable period last year.

"Other items", which affected the loss before income taxes for the year included a write-down of investment in associated company, Indo-Pacific Energy Ltd. The total write-down of $264,192 was a result of a decrease in the market value of Indo-Pacific during the 2002 fiscal year. This amount was partially offset with a gain on the sale of 59,900 shares of Indo-Pacific of $9,833, interest income of $3,589 and a recovery of a loan receivable previously written-off of $86,967. The Company also wrote-off its oil and gas interest of $1 relating to the royalty rights the Company terminated during the year relating to exploration permits sold to Indo-Pacific in the 2000 fiscal year. In return for terminating the royalty rights the Company received amended terms of the warrants received by the Company to purchase Indo-Pacific shares as described in Schedule A of this BC Form 51-901F. In addition the Company recorded a provision for income tax expense for the 2002 fiscal year totaling $9,084, relating to the Companys subsidiaries.


Liquidity and Capital Resources

The Company had cash and short-term deposits of $293,124 at July 31, 2002 versus $126,900 at July 31, 2001. The increase in cash and short-term deposits is attributable to cash of $200,000 being received from the issuance of 1,000,000 common shares pursuant to private placement agreements during the year and proceeds of $76,908, resulting from the sale of 59,900 shares of Indo-Pacific. These increases in cash were partially offset by operating expenditures of $110,684. Working capital as at July 31, 2002 was $269,266 versus $123,175 at July 31, 2001. The Company has no long-term liabilities.

During the year ended July 30, 2002, $110,684 in cash was used for operating activities, versus a use of cash of $773,174 for operating activities for the comparable period last year.

During the year ended July 31, 2002, as described above, the Company received $200,000 from the issuance of 1,000,000 shares via private placements, compared to proceeds of $492,000 received from the issuance of 102,778 shares via private placements for the comparable period last year. The Company, on April 19, 2002 announced it was privately placing 5,000,000 units in its capital stock at a price of $0.20 per unit. However this private placement transaction was not completed. The proceeds of the 5,000,000 unit placement were intended to be used to acquire additional units in affiliated company, Indo-Pacific Energy Ltd. However, pursuant to Indo-Pacific's news release dated May 17, 2002 concerning a dispute initiated by Greymouth Petroleum, and as the Company released on May 23, 2002 the investment in Indo-Pacific was deferred. As a result of the deferral of investment, the private placement of 5,000,000 units of the Company's capital stock was not completed.

The Company's sole investing activity for the year ended July 31, 2002 consisted of selling 59,900 shares of Indo-Pacific, with a book value of $67,075, for $76,908. During the comparable period last year, $574 was used for purchases of property and equipment.

The net effect of the above noted transactions was a net provision of cash of $166,224 for the year ended July 31, 2002 compared to a net use of cash of $281,748 for the comparable period in 2001.

Other information

During the year ended July 31, 2002, the Company's warrants to purchase shares in Indo-Pacific were amended as per an agreement reached between the Company and Indo-Pacific. Under the agreement the Company agreed to terminate all its royalty rights over exploration permits sold to Indo-Pacific in the 2000 fiscal year. In return Indo-Pacific agreed to amend the terms of the warrants received by the Company. Under the terms the series "A" warrants entitling the Company to acquire an additional 836,845 shares of Indo-Pacific have been extended to December 31, 2003 and the exercise price has been reduced to $1.25 per share up to December 31, 2002 and $1.40 thereafter until expiry on December 31, 2003.

The series "B" warrants come into effect in the event of a commercial discovery on any of the permits sold to Indo-Pacific. Upon a discovery being made, Indo-Pacific will issue the Company additional warrants to acquire shares at a reduced price of $2.50 per share equal to the number of shares of Series "A" warrants exercised. These warrants will expire on December 31, 2003 in conjunction with the Series "A" warrants.

The Company entered into a six-month executive employment contract with Mr. Frank Jacobs effective March 1, 2002. The executive contract consisted of Mr. Frank Jacobs replacing the Company's current President, CEO, Chairman and Director effective March 1, 2002. In addition to the above, Mr. Jacobs was contracted to receive remuneration of approximately CAD$15,000 per month along with certain accommodation and travel allowances totaling approximately CAD$17,000 for the term of the contract. On April 29, 2002 the Company entered into an agreement with Mr. Jacobs, assigning his employment obligations under the executive contract to TAG Oil Ltd., resulting in the Company being reimbursed by TAG for all the expenses. Mr. Jacobs subsequently resigned as President, CEO and Director of the Company and was replaced as President and CEO, on an interim basis, by the Company's current CFO and Director, Mr. Garth Johnson.

Pursuant to an Investor Relations Service Agreement dated January 1, 2002, the Company agreed to retain Republic Communications to perform corporate awareness services for the Company. Under the terms of the agreement, a service fee of $2,000 per month is payable on a monthly basis for a period of one year. The agreement can be terminated, without cause, upon 30 days notice being given by either party.

During the period under review, the Company's investor relations activities consisted of issuing press releases and annual reports and answering telephone calls and e-mail requests for information from shareholders.

Subsequent Events

Share Purchase Warrants

Warrants to acquire 58,333 shares at a price of $9.00, expired as they were not exercised.

Investment in Associated Company

The Company acquired, by way of private placement, 175,000 units of Indo-Pacific at $0.80 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two.

Loan Receivable from Associated Company

The Company, in addition to the payments received and referred to in Schedule A of this BC Form 51-901F, has received an additional CAD$45,497 to the date of this report. There is considerable doubt whether the Company will receive any further payments relating to the loan repayment schedule.

For further shareholder information contact Shareholder Relations at Tel:
1-866-414-4144, Fax: 604-662-4677 or Email: ir@trans-orient.com.

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CORPORATE INFORMATION

DIRECTORS AND OFFICERS                        LEGAL COUNSEL

Garth Johnson, CGA                            Lang Michener
President, CEO, CFO, Secretary, Director (1)  Vancouver, British Columbia
Vancouver, British Columbia                   Rudd Watts & Stone
Michael Hart                                  Wellington, New Zealand
Director (1)
Vancouver, B.C.                               AUDITORS
Bernhard Zinkhofer, B.Comm., C.A., LL.B       Sadovnick Telford & Skov
Director (1)                                  Vancouver, British Columbia
Vancouver, British Columbia
                                              BDO SPICERS
(1) Member of audit committee                 Wellington, New Zealand

CORPORATE OFFICES                             REGISTRAR AND TRANSFER AGENTS

887 Helmcken Street                           Computershare Trust Company
Vancouver, British Columbia                   Corporate Services Division
Canada V6Z 1B1                                4th Floor, 510 Burrard Street
Telephone: 1-604-682-6496                     Vancouver, British Columbia
Facsimile: 1-604-682-1174                     Canada  V6C 3B9
Website: www.transorient.com                  Telephone:  1-888-661-5566
                                              Facsimile:  1-604-661-9480
SHAREHOLDER RELATIONS                         Email:  inquire@montrealtrust.com

Telephone: 1-866-414-4144                     National Registry Services
Facsimile: 1-604-662-4677                     Level 2, 70 Symonds Street
Email: ir@transorient.com                     Auckland, New Zealand
                                              Telephone: 649-302-0696
SUBSIDIARIES                                  Facsimile: 649-302-0339

DLJ Management Corp.                          SHARE LISTINGS
Reservoir Rock Holdings Limited               OTCBB: TOPTF
Trans-Orient Petroleum (NZ) Limited
                                              SHARE CAPITAL
BANKERS                                       At July 31, 2002, 2,416,823 shares
                                              issued and outstanding
Bank of Montreal
Vancouver, British Columbia
ASB Bank
Wellington, New Zealand


This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.


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